Exhibit 99.3

2006 Results March 23rd, 2007

Foreword As the merger of Sanpaolo IMI with and into Banca Intesa came into legal and accounting effect as of 1st January 2007, the two Groups’ financial statements for 2006 have been closed separately The two Groups’ financial statements for 2006 have been prepared on the basis of each Group schemes. It follows that the figures in these documents are not wholly comparable, also referring to single captions In order to provide a clearer picture of the balance sheet and statement of income figures as at 31st December 2006 of the Group resulting from the merger - Intesa Sanpaolo - pro-forma statements have been prepared, which include the merger and other events which may take place during 2007 as a direct consequence of the merger transaction, if reasonably estimable to date On 14th April 2007, the Management Board and the Supervisory Board will formulate the proposal for Net Income allocation - to be submitted for approval at the Shareholders’ Meeting - and approve the 2007-2009 Business Plan

Agenda 2006 FY Results of the Intesa Group 1 3 2 2006 FY Results of the Sanpaolo IMI Group 2006 FY pro-forma figures of the Intesa Sanpaolo Group

Foreword (1) Doubtful loans = Sofferenze (2) Main restatements 2006 and 2005 data are IAS/IFRS compliant The economic effects connected with discontinued operations have been accounted for in its specific caption the sale of tax-collection companies in 2Q06 (1Q06 and 2005 data have been restated accordingly) the sale of doubtful loans(1) in 2005 For comparison purposes, 2005 P&L data have also been restated by(2) consolidating line by line UPI Banka - included in the full consolidation area starting from 1Q06 - and recognising its Net Income in the Minority Interests caption deconsolidating line by line Nextra and Banco Wiese Sudameris, both no longer included in the full consolidation area from 1Q06. Nextra Net Income is recognised in P&L on Investments carried at equity and that of Banco Wiese Sudameris in Net Income after tax from discontinued operations 2006 and 2005 data include line by line Cariparma, FriulAdria and the branches under disposal to Crédit Agricole

Outstanding performance in 2006

FY06 Net Income adjusted for main non-recurring items exceeding €2.8bn

- FY06 Operating Income at €10,536m (+9.7% vs FY05)
- FY06 Operating Margin at €5,106m (+17.4% vs FY05)
- FY06 Net Income at €2,559m, €2,819m adjusted(1) (+11.6% adjusted(2) vs FY05 adjusted(2))
- FY06 Cost/Income ratio down to 51.5% vs 54.7% FY05
- FY06 EVA® at €1,109m, €1,369m adjusted(1)
- FY06 ROE(3) at 16.4%, 18.1% adjusted(1)
- Solid top-line growth in all Divisions
- Sustained volume growth: Loans to Customers +13.1% and Direct Customer Deposits +8.3% vs FY05
- Sound asset quality confirmed: Net Doubtful Loans/Loans at 0.9% and 4.3% decline in Net Non Performing Loans

(1) *Adjusted excluding integration charges for the Intesa Sanpaolo merger and non-recurring charges for the stock granting programme*
(2) *FY06 adjusted excluding integration charges for the Intesa Sanpaolo merger and non-recurring charges for the stock granting programme vs FY05 adjusted excluding capital gains on Nextra and IGC sale transactions, non-recurring charges for the stock granting programme and non-recurring provisions for Risks and Charges*
(3) *Ratio between Net Income for the year and year-end sum of Share Capital, Share Premium Reserve, Reserves and Valuation Reserves*

INTESA SANPAOLO 4 Banca Intesa

FY06 Net Income adjusted for main non-recurring items +11.6% vs FY05 adjusted

FY05 Net Income	FY06 Net Income



(€ m)
Main 2005 Non-recurring Items
Main 2006 Non-recurring Items
+11.6%(1)
Largely due to Personnel
3,025
(731)
250
63
(82)
2,525
2,559
362
26
(128)
2,819
FY05 Net Income
Capital gains on Nextra and IGC sale transactions
Non-recurring Provisions for Risks and Charges
Charges for the stock granting programme
Taxes on adjust.
FY05 Adjust. Net Income
FY06 Net Income
Pre-Tax integration charges for the Intesa Sanpaolo merger
Charges for the stock granting programme
Taxes on adjust.
FY06 Adjust. Net Income

(1) *+14% excluding the negative contribution from the stake in Pirelli (-€24m) and restating FY05 data to include only 35% of Nextra Net Income*

INTESA SANPAOLO
5
Banca Intesa

4Q06 Net Income adjusted for main non-recurring items +7.1% vs 4Q05 adjusted

4Q05 Net Income | **4Q06 Net Income**

(€ m)



Main 4Q05 Non-recurring Items
Main 4Q06 Non-recurring Items
+7.1%(1)
1,180
(731)
135
63
(44)
603
Largely due to Personnel
386
362
26
(128)
646
4Q05 Net Income
Capital gains on Nextra and IGC sale transactions
Non-recurring Provisions for Risks and Charges
Charges for the stock granting programme
Taxes on adjust.
4Q05 Adjust. Net Income
4Q06 Net Income
Pre-Tax integration charges for the Intesa Sanpaolo merger
Charges for the stock granting programme
Taxes on adjust.
4Q06 Adjust. Net Income

(1) +8% restating 4Q05 data to include only 35% of Nextra Net Income

INTESA SANPAOLO

6

Banca Intesa

2006 Results at a glance

Operating Margin growth accelerating with improvement in efficiency

Operating Income



(€ m)
9,605
+9.7%
10,536
FY05
FY06

Operating Costs



(€ m)
5,256
+3.3%
5,430
FY05
FY06

Cost/Income Ratio



(%)
54.7
-3.2 p.p.
51.5
FY05
FY06

Operating Margin



(€ m)
4,349
+17.4%
5,106
FY05
FY06

Pre-Tax Income(1)



(€ m)
4,022
+3.8%
+15.0% (2)
4,175
FY05
FY06

Net Income



(€ m)
3,025
-15.4%
+11.6% (3)
2,559
FY05
FY06

Note: 2005 figures restated to reflect 2006 consolidation area and discontinued operations

(1) *Income before tax from continuing operations*

(2) *FY06 adjusted excluding €26m non-recurring charges for the stock granting programme vs FY05 adjusted excluding €682m capital gains on Nextra transaction, €63m non-recurring charges for the stock granting programme and €250m non-recurring provisions for Risk and Charges*

(3) *FY06 adjusted excluding €362m pre-tax non-recurring integration charges for the Intesa Sanpaolo merger and €26m non-recurring charges for the stock granting programme vs FY05 adjusted excluding €731m capital gains on Nextra and IGC transactions, €63m non-recurring charges for the stock granting programme and €250m non-recurring provisions for Risk and Charges*

INTESA SANPAOLO
7
Banca Intesa

Retail Division 6.7% 8.6% Italian Subsidiary Banks Division 8.0% 32.3% International Subsidiary Banks Division 15.5% 24.3% Corporate Division and BIIS(1) 11.7% 19.9% Total Group 9.7% 3.8% 2006 Results at a glance Solid Operating and Pre-tax Income growth in all Divisions Operating Income (1) Banca Intesa Infrastrutture e Sviluppo (2) FY06 adjusted excluding €26m non-recurring charges for the stock granting programme vs FY05 adjusted excluding €682m capital gains on Nextra transaction, €63m non-recurring charges for the stock granting programme and €250m non-recurring provisions for Risk and Charges Pre-tax Income D% FY06 vs FY05 +15.0% adjusted for main non-recurring items (2)

Note: 31.12.05 figures restated to reflect 31.12.06 consolidation area and discontinued operations (1) Including Net Income for the year Total Assets 273,760 291,781 6.6 Loans to Customers 168,767 190,830 13.1 Direct Customer Deposits 187,207 202,762 8.3 Indirect Customer Funds 287,800 300,823 4.5 Total Customer Administered Funds 475,104 504,741 6.2 Shareholders’ Equity 16,705 18,166 8.7 of which Assets under Management 59,045 58,881 (0.3) (€ m) D% Restated 31.12.06 31.12.05 (1) Key Aggregates Sustained volume growth driven by effective commercial efforts Assets under Management figures do not include Mutual Funds, included in Assets under Administration and in Custody after the Nextra transaction

FY06 P&L Analysis
Revenues grew three times the pace of costs

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	5,310	5,778	8.8
Dividends and P/L on investments carried at equity	212	188	(11.3)
Net fee and commission income	3,430	3,569	4.1
Profits (Losses) on trading	620	959	54.7
Other operating income (expenses)	33	42	27.3
Operating income	**9,605**	**10,536**	**9.7**
Personnel expenses	(3,063)	(3,138)	2.4
Other administrative expenses	(1,705)	(1,780)	4.4
Adjustments to property, equipment and intangible assets	(488)	(512)	4.9
Operating costs	**(5,256)**	**(5,430)**	**3.3**
Operating margin	**4,349**	**5,106**	**17.4**
Goodwill impairment	(6)	0	n.m.
Net provisions for risks and charges	(393)	(181)	(53.9)
Net adjustments to loans	(740)	(863)	16.6
Net impairment losses on other assets	(21)	(1)	(95.2)
Profits (Losses) on HTM and on other investments	833	114	(86.3)
Income before tax from continuing operations	**4,022**	**4,175**	**3.8**
Taxes on income from continuing operations	(1,017)	(1,347)	32.4
Integration costs after tax	0	(242)	n.m.
Income (Loss) after tax from discontinued operations	154	83	(46.1)
Minority interests	(134)	(110)	(17.9)
Net income	**3,025**	**2,559**	**(15.4)**

+16.8% excluding the negative contribution to the change from the stake in Pirelli (-€24m) and restating FY05 data to include only 35% of Nextra Net Income

+10.3% restating FY05 for the two above mentioned items

+15.0% adjusted for main non-recurring items (1)

+11.6% adjusted for main non-recurring items (2)

Note: 2005 figures restated to reflect 2006 consolidation area and discounted operations

(1) FY06 adjusted excluding €26m non-recurring charges for the stock granting programme vs FY05 adjusted excluding €682m capital gains on Nextra transaction, €63m non-recurring charges for the stock granting programme and €250m non-recurring provisions for Risks and Charges

(2) FY06 adjusted excluding €26m non-recurring charges for the stock granting programme and €362m pre-tax non-recurring integration charges for the Intesa Sanpaolo merger vs FY05 adjusted excluding €731m capital gains on Nextra and IGC transactions, €63m non-recurring charges for the stock granting programme and €250m non-recurring provisions for Risks and Charges

INTESA SANPAOLO
10
Banca Intesa

Quarterly P&L Analysis: 4Q06 vs 4Q05

4Q06 Net Income at €646m excluding main non-recurring items

(€ m)	4Q05 Restated	4Q06	Δ%
Net interest income	1,333	1,570	17.8
Dividends and P/L on investments carried at equity	50	65	30.0
Net fee and commission income	848	861	1.5
Profits (Losses) on trading	114	226	98.2
Other operating income (expenses)	23	17	(26.1)
Operating income	**2,368**	**2,739**	**15.7**
Personnel expenses	(823)	(822)	(0.1)
Other administrative expenses	(466)	(498)	6.9
Adjustments to property, equipment and intangible assets	(151)	(150)	(0.7)
Operating costs	**(1,440)**	**(1,470)**	**2.1**
Operating margin	**928**	**1,269**	**36.7**
Goodwill impairment	(6)	0	n.m.
Net provisions for risks and charges	(192)	(108)	(43.8)
Net adjustments to loans	(263)	(318)	20.9
Net impairment losses on other assets	(18)	4	n.m.
Profits (Losses) on HTM and on other investments	709	63	(91.1)
Income before tax from continuing operations	**1,158**	**910**	**(21.4)**
Taxes on income from continuing operations	(45)	(278)	n.m.
Integration costs after tax	0	(242)	n.m.
Income (Loss) after tax from discontinued operations	94	19	(79.8)
Minority interests	(27)	(23)	(14.8)
Net income	**1,180**	**386**	**(67.3)**

+38.9% adjusted for main non-recurring items (1)

+7.1% adjusted for main non-recurring items (2)

Note: 4Q05 figures restated to reflect 4Q06 consolidation area and discontinued operations

(1) *4Q06 adjusted excluding €26m non-recurring charges for the stock granting programme vs 4Q05 adjusted excluding €682m capital gains on Nextra transaction, €63m non-recurring charges for the stock granting programme and €135m non-recurring provisions for Risks and Charges*

(2) *4Q06 adjusted excluding €26m non-recurring charges for the stock granting programme and €362m pre-tax non-recurring integration charges for the Intesa Sanpaolo merger vs 4Q05 adjusted excluding €731m capital gains on Nextra and IGC transactions, €63m non-recurring charges for the stock granting programme and €135m non-recurring provisions for Risks and Charges*

INTESA SANPAOLO

11

Banca Intesa

Net Interest Income

Best ever yearly result and sustained upward trend confirmed



Yearly Analysis
(€ m)
5,310
+8.8%
5,778
FY05
FY06



Quarterly Analysis
(€ m)
1,349
1,333
1,360
1,413
1,435
1,570
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

- Increase mainly driven by sustained average volume growth in Retail[1] loans (+10%; +€11bn) and improvement in mark-down
- +22% average volume growth in Mid Corporate loans (+€2.1bn), focusing on ~3,000 priority customers
- Further recovery in Large Corporate loans, as planned: +5.5% average volume growth (+€0.8bn)
- +27% average growth in Public and Infrastructure loans (+€1.3bn)

- 4Q06 the highest quarter ever
- +17.8% 4Q06 vs 4Q05, +9.4% 4Q06 vs 3Q06
- In 4Q06 vs 3Q06 average volume growth in Mid and Large Corporate loans (+7%; +€1.8bn)
- Selective lending policy confirmed to deliver sustainable value creation

(1) *Retail Division, Italian Subsidiary Banks Division and International Subsidiary Banks Division (CEE)*

INTESA SANPAOLO

12

Banca Intesa

YoY Growth Rate of Average Loans to Customers Volumes Net Interest Income Selective lending growth momentum confirmed (1) Households, Affluent, Private and Small Businesses (2) SMEs, Micro-Enterprises, Non-Profit Entities Retail (1) Group Loans to Customers Italian Subsidiary Banks SMEs (2) Large Corporate Public and Infrastructure Finance Mid Corporate International Subsidiary Banks 35.1% 10.1% 9.2% 11.6% 5.9% 7.3% FY05 1Q06 2Q06 3Q06 4Q06 (6.0)% 5.9% 18.6% 29.3% FY05 1Q06 2Q06 3Q06 4Q06 11.3% 9.8% 8.7% 9.9% 11.3% FY05 1Q06 2Q06 3Q06 4Q06 26.0% 25.2% 20.1% 19.5% 27.2% FY05 1Q06 2Q06 3Q06 4Q06 21.7% 23.9% 33.0% 18.3% 24.0% FY05 1Q06 2Q06 3Q06 4Q06 11.2% 11.6% 9.6% 12.6% 10.6% FY05 1Q06 2Q06 3Q06 4Q06 4.1% 3.6% 5.1% 5.0% 6.1% 1.1% 2.7% 5.4% 13.4%

Net Interest Income FY06 vs FY05 variation: growth mainly driven by volumes (€ m) Volumes +369 Net Interest Income +468 FY06 vs FY05 Other (7) Spread +106 Operating Impacts +475 Despite Interest Rate convergence in CEE

Net Fee and Commission Income
Year-on-year positive growth confirmed

Yearly Analysis



(€ m)
3,430
+4.1%
3,569
FY05
FY06

Quarterly Analysis



(€ m)
818
848
950
895
863
861
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

- Main drivers for growth
  - Dealing & placement of securities +9.1%
  - Structured Finance transactions +6.6%
  - Credit / Debit cards +6.4%
  - Guarantees given +6.4%
- +4.9% excluding planned decline in revenues from the placement of third-party structured bonds (from ~€160m in FY05 to ~€140m in FY06)
- Fees from the placement of mutual funds up to ~€610m from ~€560m in FY05
- Fees from dealing & placement of other securities up to ~€210m from ~€160m in FY05

- 4Q06 stable vs 3Q06
- 4Q06 vs 3Q06 sustained growth in commissions from Insurance products (+7.3%) and Collection and payments (+7.9%)
- 4Q06 Dealing & Placement of securities component stable vs 3Q06
  - placement of third-party structured bonds at €31m in 4Q06 vs €32m in 3Q06
  - placement of mutual funds at €132m in 4Q06 stable vs 3Q06
  - dealing & placement of other securities at €49m in 4Q06 vs €45m in 3Q06

INTESA SANPAOLO 15 Banca Intesa

Profits on Trading
Nearly €1bn profits in FY06, best ever yearly result



Yearly Analysis
(€ m)
620
959
+54.7%
FY05
FY06

- FY06 sustained growth vs FY05 due to "core" performance
- Negative contribution to the growth from FIAT and Parmalat positions (~€100m in FY06 vs ~€110m in FY05)



Quarterly Analysis
(€ m)
170
114
356
175
202
226
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

- A further strong quarter after 9M06 record results
- 4Q06 positive result due to "core" performance

INTESA SANPAOLO
16
Banca Intesa

(€ m) Quarterly Analysis Yearly Analysis Personnel Expenses Operating Costs (€ m) (€ m) Personnel Expenses Operating Costs (€ m) (€ m) Other Administrative Expenses (€ m) Adjustments Growth-related costs (IT+ training + advertising) Others (€ m) Adjustments Other Administrative Expenses (€ m) 1,705 1,780 +1.9% +10.1% 466 441 416 425 498 Growth-related costs (IT+ training + advertising) Others 4Q06 Operating Costs +2.1% vs 4Q05 4Q06 Personnel Expenses and Adjustments stable vs 4Q05 Positive 2006 performance allowed additional investments for growth in 4Q06 (e.g. +59 branches vs 30.09.06) 4Q06 other Administrative Expenses growth vs 3Q06 mainly driven by growth-related costs (+34%) Accelerated investments for growth, mainly abroad (CEE Operating Costs: +12.8%) Enhancement of the operating platform: +121 branches and +1,007 employees vs 31.12.05 Personnel Expenses growth due to national labour contract renewal and salesforce growth €0.6bn investments in FY06 to sustain business expansion Non-recurring charges for the stock granting programme Operating Costs Cost/Income down at 51.5% vs 54.7% in FY05 1,367 409 +2.4% +3.3% +4.9% 63 63 1,377 760 26 1,444 26 796 1,211 1,188 569 517 FY05 FY06 322 294 299 296 303 301 176 131 142 120 163 108 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 150 121 113 151 128 117 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 5,430 5,256 FY05 FY06 512 488 FY05 FY06 1,470 1,341 1,300 1,440 1,279 1,319 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 3,138 3,063 FY05 FY06 822 779 771 823 753 766 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06

Provisions

Year on year stability in Gross Adjustments to Loans despite strong loan growth

Yearly Analysis

Total Net Provisions[1]



(€ m)
1,154
-9.4%
1,045
FY05
FY06

Net Adjustments to Loans



(€ m)
740
+16.6%
863
FY05
FY06

Gross Adjustments to Loans



(€ m)
1,527
+1.0%
1,543
FY05
FY06

Write-backs on Loans



(€ m)
787
-13.6%
680
FY05
FY06

- FY05 Total Net Provisions include ~€250m non-recurring Provisions for Risks and Charges
- Net Adjustments to Loans growth due to increase in adjustments vs performing loans (+€72m vs FY05) and lower write-backs
- Stability in Gross Adjustments to Loans despite the transfer to Substandard Loans in 1Q06 of part of positions Past Due by Over 180 days recognised for the first time as at 31.12.05 and despite the increase in adjustments vs performing loans

Quarterly Analysis

Total Net Provisions[1]



(€ m)
209
473
242
187
194
422
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

Net Adjustments to Loans



(€ m)
165
263
207
165
173
318
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

Gross Adjustments to Loans



(€ m)
331
454
425
305
300
513
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

Write-backs on Loans



(€ m)
166
191
218
140
127
195
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

- 4Q06 Net Adjustments to Loans/Loans (17 bp) in line with 4Q05
- Increase in the coverage of Substandard Loans as at 31.12.06 (27% vs 25% as at 30.09.06)

(1) *Includes Net Provisions for risks and charges, Net adjustments to loans and Net impairment losses on other assets*

INTESA SANPAOLO
18
Banca Intesa

Asset Quality Cost of risk remains low thanks to a strict Asset Quality discipline Net Loan Adjustments/Op. Margin 76% 77% 34% 23% 22% 16% 17% Net Loan Adjustments/Loans 1.3% 1.4% 0.8% 0.56% 0.52% 0.44% 0.45% Net Doubtful Loans(2)/Loans 3.0% 3.2% 3.0% 2.7% 0.6% 0.7% 0.9% Doubtful Loans(2) Coverage 59% 62% 65% 67% 71% 69% 67% (1) 2004 figures restated to reflect the IAS/IFRS application, 2005 consolidation area and discontinued operations (doubtful loans sale) (2) Sofferenze Ratios 2004 2001 2002 2003 2005 2004 Restated(1) Pre-IAS 2006

Non Performing Loans Decline in Net Non Performing Loans Net Doubtful Loans (Sofferenze) + Net Substandard (Incagli) + Net Past due > 180 days (€ m) Net Doubtful Net Substandard 5,078 5,234 5,142 4,463 7,865 9,612 Net Past Due 5,156 Gross Doubtful Loans (Sofferenze) + Gross Substandard (Incagli) + Gross Past due > 180 days (€ m) 19,934 Gross Doubtful Gross Substandard Gross Past Due 17,477 9,079 9,358 9,296 8,011 9,398 4,859 9,271 -5.8% -7.2% -4.3% -1.4% -0.9% +2.1% 31.12.02 31.12.04 31.12.04 Restated (1) 31.12.05 31.03.06 30.06.06 31.12.06 30.09.06 (1) 2004 figures restated to reflect the IAS/IFRS application (including IAS 39 estimates), 2005 consolidation area and discontinued operations (doubtful loans sale) 31.12.04 Restated (1) 31.12.02 31.12.04 31.12.05 31.03.06 30.06.06 30.09.06 31.12.06 4,748 5,669 4,767 4,766 4,323 4,241 409 5,046 4,504 4,337 3,995 3,245 12,710 14,265 3,771 4,447 4,330 454 469 574 754 31.12.02 Restated 31.03.06 30.09.06 1,585 4,264 3,649 3,513 3,226 3,178 393 1,662 1,464 1,362 1,229 950 4,216 5,348 2,758 3,319 3,134 439 452 553 715 31.12.02 31.12.04 31.03.06 30.09.06 31.12.04

Operating Income (€ m) 5,580 1,680 1,255 1,852 169 10,536 Operating Margin (€ m) 2,640 874 578 1,156 (142) 5,106 Cost/Income (%) 52.7 48.0 53.9 37.6 n.m. 51.5 RWA (€ bn) 82.6 28.6 19.0 59.8 12.1 202.1 Allocated Capital (€ bn) 5.0 1.7 1.1 3.6 0.7 12.2 Pre-tax ROE (%) 41.7 42.9 40.2 29.2 (20.3) 34.3 Customer Deposits (€ bn) 76.8 28.0 17.2 40.3 40.4 202.8 Loans to Customers (€ bn) 88.4 28.4 14.8 56.7 2.6 190.8 EVA® (€ m) 936 224 208 442 (701) 1,109 Divisional Financial Highlights as at 31.12.06 Figures may not add up exactly due to rounding differences (1) Includes Individuals (Households, Affluent, Private), SOHO (Small Businesses and Micro Enterprises with turnover <€2.5m ), SMEs (turnover between €2.5m and €50m), Non-Profit Entities and Subsidiary Companies operating in Industrial Credit and Leasing (2) Includes Corporates (turnover over €50m), Public Administrations, Financial Institutions, Factoring and Public and Infrastructure Finance Subsidiary Bank (Banca Intesa Infrastrutture e Sviluppo) (3) Allocated Capital = 6% RWA (4) Income before Taxes from Continuing Operations / Allocated Capital (5) Excluding subordinated liabilities (6) FY06 adjusted excluding €362m pre-tax non-recurring integration charges for the Intesa Sanpaolo merger and €26m non-recurring charges for the stock granting programme and FY05 adjusted excluding €731m capital gains on Nextra and IGC transactions, €63m non-recurring charges for the stock granting programme and €250m non-recurring provisions for Risk and Charges FY06 €1,369m EVA® adjusted(6) (+7.4% vs FY05 adjusted(6)) Retail (1) Corporate and BIIS (2) Italian Subsidiary Banks International Subsidiary Banks Central Functions/ Other Total (3) (4) (5) Treasury and Finance 45 Cost of Excess Capital (330) Central Costs (204) Other (212) €1,369m adjusted for main non-recurring items(6)

Retail Division

Strong Net Interest Income growth and further improvement in efficiency

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	2,833	3,157	11.4
Dividends and P/L on investments carried at equity	119	116	(2.5)
Net fee and commission income	2,243	2,273	1.3
Profits (Losses) on trading	(1)	4	n.m.
Other operating income (expenses)	37	30	(18.9)
Operating income	**5,231**	**5,580**	**6.7**
Personnel expenses	(1,649)	(1,657)	0.5
Other administrative expenses	(1,014)	(1,060)	4.5
Adjustments to property, equipment and intangible assets	(207)	(223)	7.7
Operating costs	**(2,870)**	**(2,940)**	**2.4**
Operating margin	**2,361**	**2,640**	**11.8**
Goodwill impairment	0	0	-
Net provisions for risks and charges	(4)	(8)	100.0
Net adjustments to loans	(442)	(554)	25.3
Net impairment losses on other assets	0	0	-
Profits (Losses) on HTM and on other investments	(2)	0	n.m.
Income before tax from continuing operations	**1,913**	**2,078**	**8.6**

Cost / Income (%)	54.9	52.7
Pre-tax ROE (%)	40.2	41.7
EVA ® (€ m)	837	936

- Two-digit growth in Net Interest Income due to retail loans growth (+10%) and improvement in mark down
- Residential Mortgages stock +8% and Personal Loans stock +27% (+€0.8bn)
- Selective growth in SMEs'[1] loans confirmed (+5%)
- Planned decline in profits from third-party structured bonds (~€140m in FY06 vs ~€160m in FY05)
- Cost/Income down 2.2 p.p. to 52.7%
- Increase in Net Adjustments to Loans also due to the transfer to Substandard Loans in 1Q06 of part of positions Past Due by Over 180 days (recognised for the first time as at 31.12.05)

Note: *Includes Individuals (Households, Affluent, Private), SOHO (Small Businesses & Micro Enterprises with turnover <€2.5m), SMEs (turnover between €2.5m and €50m), Non-Profit Entities and Subsidiary Companies operating in Industrial Credit and Leasing*

(1) *SMEs, Micro-Enterprises, Non-Profit Entities*

INTESA SANPAOLO

22

Banca Intesa

Italian Subsidiary Banks Division Revenues grew three times the pace of costs Sustained growth in Net Interest Income due to strong volume growth (Loans to Customers +11% and Customer Deposits +8%) and improvement in mark-down Further improvement in efficiency with Cost/Income down at 48% Two digit Operating Income growth in Intesa Casse del Centro (+11%) ( € m ) Net interest income 929 1,057 13.8 Dividends and P/L on investments carried at equity 11 11 0.0 Net fee and commission income 532 553 3.9 Profits (Losses) on trading 77 59 (23.4) Other operating income (expenses) 7 0 n.m. Operating income 1,556 1,680 8.0 Personnel expenses (521) (529) 1.5 Other administrative expenses (235) (246) 4.7 Adjustments to property, equipment and intangible assets (28) (31) 10.7 Operating costs (784) (806) 2.8 Operating margin 772 874 13.2 Goodwill impairment 0 0 - Net provisions for risks and charges (138) (24) (82.6) Net adjustments to loans (94) (116) 23.4 Net impairment losses on other assets (1) (2) 100.0 Profits (Losses) on HTM and on other investments 18 5 (72.2) Income before tax from continuing operations 557 737 32.3 Cost / Income (%) 50.4 48.0 Pre-tax ROE (%) 35.1 42.9 EVA ® ( € m ) 172 224 FY05 Restated FY06 ? %

International Subsidiary Banks Division (CEE)

Sustained improvement in profitability and efficiency while investing for growth

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	684	745	8.9
Dividends and P/L on investments carried at equity	(6)	0	n.m.
Net fee and commission income	273	321	17.6
Profits (Losses) on trading	147	187	27.2
Other operating income (expenses)	(11)	2	n.m.
Operating income	**1,087**	**1,255**	**15.5**
Personnel expenses	(275)	(309)	12.4
Other administrative expenses	(247)	(283)	14.6
Adjustments to property, equipment and intangible assets	(78)	(85)	9.0
Operating costs	**(600)**	**(677)**	**12.8**
Operating margin	**487**	**578**	**18.7**
Goodwill impairment	0	0	-
Net provisions for risks and charges	1	(10)	n.m.
Net adjustments to loans	(128)	(126)	(1.6)
Net impairment losses on other assets	1	12	n.m.
Profits (Losses) on HTM and on other investments	9	6	(33.3)
Income before tax from continuing operations	**370**	**460**	**24.3**
Cost / Income (%)	55.2	53.9	
Pre-tax ROE (%)	44.2	40.2	
EVA ® (€ m)	193	208	

- Sustained volume growth confirmed (Loans to Customers +24% and Customer Deposits +15%)
- Net Interest Income growth affected by interest rate convergence
- Operating Costs increase due to planned development of branch network (+59 branches vs 31.12.05), reinforcement of saleforce (~+550 employees vs 31.12.05) and to investments in Banks recently acquired

INTESA SANPAOLO
24
Banca Intesa

Corporate Division and Banca Intesa Infrastrutture e Sviluppo
Two-digit Top-Line Growth coupled with stable costs

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	611	661	8.2
Dividends and P/L on investments carried at equity	3	21	n.m.
Net fee and commission income	652	684	4.9
Profits (Losses) on trading	364	454	24.7
Other operating income (expenses)	28	32	14.3
Operating income	**1,658**	**1,852**	**11.7**
Personnel expenses	(272)	(283)	4.0
Other administrative expenses	(351)	(341)	(2.8)
Adjustments to property, equipment and intangible assets	(69)	(72)	4.3
Operating costs	**(692)**	**(696)**	**0.6**
Operating margin	**966**	**1,156**	**19.7**
Goodwill impairment	(3)	0	n.m.
Net provisions for risks and charges	(33)	(32)	(3.0)
Net adjustments to loans	(51)	(90)	76.5
Net impairment losses on other assets	(6)	(7)	16.7
Profits (Losses) on HTM and on other investments	0	20	n.m.
Income before tax from continuing operations	**873**	**1,047**	**19.9**

	FY05 Restated	FY06
Cost / Income (%)	41.7	37.6
Pre-tax ROE (%)	27.5	29.2
EVA ® (€ m)	373	442

- Net Interest Income up 22.9% excluding higher funding costs related to the increase in Caboto and Merchant Banking portfolio
- Operating Income up 13.4% and Operating Margin up 22.6% including profits on "core" merchant banking transactions accounted for in Profits on HTM and on Other Investments
- Growth in Mid Corporate loans (+22%) focusing on ~3,000 priority clients
- Recovery in Large Corporate loans (+5.5%), as planned
- Growth of Profits on Trading due to "core performance"
- BIIS: Operating Income +46% and Operating Margin nearly doubled

Note: *Corporate Division includes Corporates (turnover over €50m), Public Administrations, Financial Institutions, Factoring and Public and Infrastructure Finance Subsidiary Bank (Banca Intesa Infrastrutture e Sviluppo)*

INTESA SANPAOLO
25
Banca Intesa

Cost/Income 60% 54.4% 51.5% 50% ROE  (3) 16% 18.5%  (4) 18.1%  (5)20% Conclusions 2004-2006 CAGR (1) BP Target 2004-2007 CAGR BP = 2005-2007 Business Plan (1) 2004 figures restated to reflect the IAS/IFRS application, 2006 consolidation area and discontinued operations (2) Restated to reflect the IAS/IFRS application, 2005 consolidation area and discontinued operations (3) Ratio between Net Income for the year and year-end sum of Share Capital, Share Premium Reserve, Reserves and Valuation Reserves (4) Adjusted excluding capital gains on Nextra and IGC sale transactions, non-recurring charges for the stock granting plan and non-recurring Provisions for risks and charges (5) Adjusted excluding non-recurring integration charges for the Intesa Sanpaolo merger and non-recurring charges for the stock granting plan Results well on track on Banca Intesa 2005-2007 Business Plan Targets, with substantial improvement in profitability and efficiency: 2006 2007 BP Target 2005 (4) 2004 (2) (5) Operating Income +8.7% +7.4% Operating Costs +1.9% +1.1% Operating Margin +17.7% +15.6% (3)

Agenda 2006 FY Results of the Intesa Group 1 3 2 2006 FY Results of the Sanpaolo IMI Group 2006 FY pro-forma figures of the Intesa Sanpaolo Group

Foreword 2006 and 2005 data are IAS/IFRS compliant As for the consolidation perimeter, the 2006 financial statement: includes Cassa dei Risparmi di Forlì and newly acquired Panonska Banka and Bank of Alexandria, of which only the contribution to the balance sheet have been consolidated, as the acquisitions were finalised in December 2006 includes Banca Italo Albanese as from 30th June 2006 (as the contribution in the first semester to the consolidated financials is negligible, a re-stated P&L has not been prepared) does not include GEST Line S.p.A. as from the 30th September 2006, following its sale to Riscossione S.p.A GEST Line contribution to the balance sheet deconsolidated as from 1st January 2005, whereas the Net Profit until the date of the disposal was included in the line “Profit (losses) on discontinued operations after taxes” includes the Wargny Group (controlled by Banca Fideuram) results within the line “Profit (loss) on discontinued operations after taxes”, awaiting its sale / liquidation includes the shareholding in Banca Fideuram at 94.76% as of 31/12/06 for the balance sheet, while the minorities in the P&L have been calculated for the first ten months with a shareholding of 74.33% and for the last two months with a stake of 92.40%

FY06 Results: key points Another record year of Net Profit Double-digit growth in Operating Income (+10.9% vs FY05) driven by excellent operating trends: 138,000 net new customers in the branch banking business €14.3bn of new Loans to Customers(1) which rose +10.2% vs FY05 to €153.8bn €36.8bn of new Customer Financial Assets(1) which rose +9.2% vs FY05 to €438.7bn Very good asset quality confirmed: Gross Total Problem Loans(1)(2) down -1.4% vs FY05 Conservative provisioning policy maintained despite low specific cost of risk (22 bps vs Net Adjustments to Loans/Loans of 33 bps) Operating Income growth well ahead of increase in Operating Costs (+5.2% vs FY05) despite significant investments to ensure sustainable future growth FY06 Cost/Income ratio down 3.0 p.p. to 53.8% Pre-tax Operating Profit up to €3,590m (+21.5% vs FY05) Net Profit up to €2,148m (+8.3% vs FY05; +21.3% adjusted(3) vs FY05 adjusted(3)) despite a post tax charge of €341m for Integration Charges (€514m pre-tax) FY06 ROE up to 17.6% (1) The data has been restated for comparison purposes with 31/12/2005 excluding Banca Italo Albanese (consolidated line by line as from 30/06/2006), Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, fully consolidated as at 31/12/2006 (2) Includes: Finanziamenti in sofferenza, incagliati e ristrutturati, verso paesi a rischio, scaduti/sconfinati da oltre 180 giorni and Titoli di debito in default (3) Adjusted for main non-recurring items as shown on slide 30

514 Largely due to Personnel 11 (167) 2,148 27 27 2,144 1,767 (€ m) Sale of stake in Italenergia Bis and FIAT convertendo Other non-recurring items FY05 Adjust. Net Profit FY05 Net Profit Main 2005 Non-recurring Items FY06 Net Profit growth looks even better when adjusted for main non-recurring items Main 2006 Non-recurring Items FY06 Net Profit FY06 Adjust. Net Profit FY05 Net Profit FY06 Net Profit +21.3% Fideuram Wargny IFRS5 1,983 (87) Sale of stakes in Ixis (228) (16) (301) Taxes Taxes Pre-Tax Integration charges for the Intesa Sanpaolo merger Fideuram Wargny IFRS5 Other non-recurring items

4Q06 Net Profit adjusted for main non-recurring items +14.1% vs 4Q05 adjusted

4Q05 Net Profit

(€ m)



Main 4Q05 Non-recurring Items
474
(14)
59
(84)
27
462
4Q05 Net Profit
Sale of stake in Italenergia Bis and FIAT convertendo
Other non-recurring items
Taxes
Fideuram Wargny IFRS5
4Q05 Adjust. Net Profit

4Q06 Net Profit



Main 4Q06 Non-recurring Items
Largely due to Personnel
+14.1%
510
(228)
11
514
(307)
27
527
4Q06 Net Profit
Sale of stakes in Ixis
Other non-recurring items
Pre-Tax Integration charges for the Intesa Sanpaolo merger
Taxes
Fideuram Wargny IFRS5
4Q06 Adjust. Net Profit

INTESA SANPAOLO
31
SANPAOLO IMI GROUP

2006 Results at a glance Further improvement in both operating efficiency and profitability +8.3% +5.2% -3.0 p.p. (€ m) (%) (€ m) +21.5% (€ m) Cost/Income Ratio Pre-tax Operating Profit Net Profit +10.9% (€ m) Total Operating Income (%) ROE +0.4 p.p. +21.3%(1) Operating Costs (1) Adjusted for main non-recurring items as shown on slide 30 1,983 2,148 FY05 FY06 3,590 2,954 FY05 FY06 4,898 4,656 FY05 FY06 8,201 9,098 FY05 FY06 17.6 17.2 FY05 FY06 53.8 56.8 FY05 FY06

21.5% 4.5% 26.0% 20.9% 22.1% 16.3% Wholesale 8.9% Eurizon Financial Group 10.9% 9.0% 9.9% Retail & Private Total Group Corporate 2006 Results at a glance Growth driven by commercial banking Total Operating Income Pre-tax Operating Profit D% FY06 vs FY05

Key Aggregates Sustained volume growth driven by strong operational performance 8.0 8.6 284,812 283,220 262,232 Indirect Deposits 9.8 13.5 187,564 181,432 165,230 Direct Deposits 10.2 13.1 157,800 153,779 139,507 Loans to Customers 2.4 2.7 162,293 161,704 157,990 of which Asset Management 6.3 11.1 9.6 n.m. 438,670 280,683 6.6 288,551 263,258 Total Assets 9.2 446,394 401,838 Total Customer Financial Assets(2) n.m. 14,338 13,483 Shareholders’ Equity (€ m) FY06 FY05 D% FY06 vs FY05 D% FY06 Restated(1) vs FY05 FY06 Restated(1) (1) The data has been restated for comparison purposes with 31/12/2005 excluding Banca Italo Albanese (consolidated line by line as from 30/06/2006), Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, fully consolidated as at 31/12/2006 (2) Net of duplications between Direct Deposits and Asset Management [•]% [•]% [•]% [•]% [•]% [•]% [•]% [•]% [•]% 2002 Pro Forma Post Exercise of Warrant Put (1) Impact of Expected Disposals (2) Impact of Sale of Treasury Shares from Warrant Put (3) Conversion of Saving Shares (4) Retained Earnings (5) Loans Rationalisation (6) 2004E Target [•]% [•]% [•]% [•]% [•]% [•]% [•]% [•]% [•]% 2002 Pro Forma Post Exercise of Warrant Put (1) Impact of Expected Disposals (2) Impact of Sale of Treasury Shares from Warrant Put (3) Conversion of Saving Shares (4) Retained Earnings (5) Loans Rationalisation (6) 2004E Target

FY06 P&L Analysis Double-digit revenue growth drives 21% increase in adjusted Net Profit +21.3% adjusted for main non-recurring items (1) (1) Adjusted as shown on slide 30 Target (€ m) Net interest income 3,798 4,138 9.0 Net commissions 3,284 3,389 3.2 Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities 58 85 46.6 Dividends and income from other financial assets and liabilities 526 889 69.0 Profits (losses) on equity shareholdings 104 128 23.1 Income from insurance business 431 469 8.8 Total operating income 8,201 9,098 10.9 Net adjustments to loans (492) (501) 1.8 Net adjustments to other financial assets (1) (12) n.m. Net operating income 7,708 8,585 11.4 Personnel costs (2,769) (2,945) 6.4 Other administrative costs (1,452) (1,552) 6.9 Net adjustments to tangible and intangible assets (435) (401) (7.8) Operating costs (4,656) (4,898) 5.2 Other net income (expenses) 74 53 (28.4) Impairment of goodwill (47) 0 n.m. Profits (losses) from disposals of investments 16 28 75.0 Net provisions for risks and charges (141) (178) 26.2 Pre-tax operating profit 2,954 3,590 21.5 Taxes for the period (919) (1,067) 16.1 Profits (losses) on discontinued operations after taxes 5 20 n.m. Integration charges net of tax 0 (341) n.m. Profit attributable to minority interests (57) (54) (5.3) Net profit 1,983 2,148 8.3

Quarterly P&L Analysis: 4Q06 vs 4Q05 Another strong quarter underpinned by positive operating trends +14.1% adjusted for main non-recurring items (1) (1) Adjusted as shown on slide 31(€ m) Net interest income 980 1,080 10.2 Net commissions 861 855 (0.7) Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities 2 37 n.m. Dividends and income from other financial assets and liabilities 102 429 n.m. Profits (losses) on equity shareholdings 15 52 n.m. Income from insurance business 129 173 34.1 Total operating income 2,089 2,626 25.7 Net adjustments to loans (135) (142) 5.2 Net adjustments to other financial assets 3 (11) n.m. Net operating income 1,957 2,473 26.4 Personnel costs (754) (823) 9.2 Other administrative costs (422) (477) 13.0 Net adjustments to tangible and intangible assets (129) (127) (1.6) Operating costs (1,305) (1,427) 9.3 Other net income (expenses) 25 19 (24.0) Impairment of goodwill (46) 0 n.m. Profits (losses) from disposals of investments 3 27 n.m. Net provisions for risks and charges (8) (79) n.m. Pre-tax operating profit 626 1,013 61.8 Taxes for the period (132) (127) (3.8) Profits (losses) on discontinued operations after taxes (11) (29) n.m. Integration charges net of tax 0 (341) n.m. Profit attributable to minority interests (9) (6) (33.3) Net profit 474 510 7.6

Net Interest Income
Strong and accelerating trend line

Yearly Analysis



(€ m)
3,798
+9.0%
4,138
FY05
FY06

- Increase driven by strong Loan to Customer growth (+10.2% FY06 restated[1] vs FY05)
- Improvement in customer spread thanks to increase in mark down

Quarterly Analysis



(€ m)
954
980
993
1,026
1,039
1,080
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

- Accelerating trend line (+3.9% 4Q06 vs 3Q06) thanks to positive quarterly performance in both volumes and margins on customer business
- Significant growth in 4Q06 on both average quarter 05 and 4Q05 (13.8% and 10.2% respectively)

(1) *The data has been restated for comparison purposes with 31/12/2005 excluding Banca Italo Albanese (consolidated line by line as from 30/06/2006), Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, fully consolidated as at 31/12/2006*

INTESA SANPAOLO 37 SANPAOLO IMI GROUP

Note: Loans to customers excluding NPLs (1) Including Sanpaolo Banca dell’Adriatico (2) The data has been restated for comparison purposes with 31/12/2005 excluding Banca Italo Albanese (consolidated line by line as from 30/06/2006), Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, fully consolidated as at 31/12/2006 Net Interest Income Loan to Customer growth breakdown in commercial banking 49,956 44,028 +13.5% 52,421 47,801 +9.7% 39,096 39,176 -0.2% +7.8% 142,054 131,836 (€ m) (€ m) (€ m) (€ m) 8.1 13,069 12,085 o.w. Cardine Area 5,427 6,086 25,200 19.6 4,538 o.w. Neos 18.6 5,133 o.w. SP BdN Area o.w. Sanpaolo Area(1) (€ m) 22,107 14.0 3.6 13,928 13,441 o.w. Cardine Area 5,908 3,719 28,866 5.3 5,609 o.w. Leasint 13.9 3,264 o.w. SP BdN Area o.w. Sanpaolo Area(1) (€ m) 25,487 13.3 FY06 Restated(2) FY05 D% 7,877 20,067 6,139 (3.3) 20,757 o.w. Public Finance 5.7 7,455 o.w. Internat. Act. o.w. Large Corporate (€ m) 7,574 (18.9) Retail & Private Corporate Wholesale Banking Activity FY06 Restated(2) FY05 D% FY06 Restated(2) FY05 D% (2) FY05 FY06 FY05 FY06 FY05 FY06 FY05 FY06

Net Interest Income FY06 vs FY05 variation: growth mainly driven by volumes (€ m) Volumes +289 Net Interest Income +340 FY06 vs FY05 Other (42) Spread +93 Operating Impacts +382

Net Commissions
Growth in Asset Management fees

Yearly Analysis



(€ m)
3,284
+3.2%
3,389
FY05
FY06

Quarterly Analysis



(€ m)
860
861
853
856
825
855
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

- Asset Management fees (+7.5%) main contributor to growth driven by strong performance effect (+€3.8bn vs FY05) and an improvement in asset mix
- Asset Management fee growth in part offset by lower commissions from Deposit and Current Accounts (-5.0%) and weaker Brokerage and Custody fees (-3.8%)

- Strong quarterly growth (+3.6% 4Q06 vs 3Q06) driven again by Asset Management fees (+8.3%) underpinned by good operating trends in the quarter
- Brokerage and Custody fees recovered in 4Q06 after a weaker 3Q06 (+40.4%)
- 4Q06 vs 4Q05 very positive increase in Asset Management fees (+7.6%) offset by weaker traditional banking fees

INTESA SANPAOLO
40
SANPAOLO IMI GROUP

Dividends and Income from other Financial Assets and Liabilities
Excellent growth in core trading revenues

Yearly Analysis


(€ m)
526
889
+69,0%
FY05
FY06

Quarterly Analysis


(€ m)
207
102
144
181
135
429
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

- Significant growth driven by core activity of Banca IMI
- The result also includes
  - €228m for the disposal of stakes in Ixis Asset Management and Ixis CIB
  - ~€100m for the sale of AFS stocks
  - ~€100m for dividends received

- 4Q06 significant increase principally due to the booking of capital gains on the disposal of the Ixis stakes
- Excluding the Ixis capital gains the underlying result still shows a significant increase 4Q06 vs 3Q06 and 4Q06 vs 4Q05 (+48.9% and +97.1% respectively)

INTESA SANPAOLO
41
SANPAOLO IMI GROUP

Other revenue lines

Good growth across all operating income lines

Income from Credit Disposals, Assets Held to Maturity and Repurchase of Fin. Liabilities

(€ m)



58
+46.6%
85
FY05
FY06

- The result continues to benefit from penalties paid on early payment of long term loans principally to the public sector as part of debt restructuring deals managed by Banca OPI (€35m, +67% vs FY05)

4Q05	3Q06	4Q06	Δ% 4Q06 vs 4Q05	Δ% 4Q06 vs 3Q06
2	9	37	n.m.	n.m.

Profits on Equity Shareholdings

(€ m)



104
+23.1%
128
FY05
FY06

- The principle contributions to Profits on Equity Shareholdings were:
  - Carifirenze €49m (+117.2% vs FY05)
  - Banque Palatine €17m (+24.7% vs FY05)
  - Synesis Finanziaria €15m (+103.1% vs FY05)
- The result also benefits from the sale of minor stakes for €33m against similar sales in FY05 of €44m

4Q05	3Q06	4Q06	Δ% 4Q06 vs 4Q05	Δ% 4Q06 vs 3Q06
15	17	52	n.m.	n.m.

Income from Insurance Business

(€ m)



431
+8.8%
469
FY05
FY06

- FY06 Income from insurance business were up 8.8% vs FY05 with the higher profitability of the portfolio more than offsetting the impact of lower new production
- The positive result also takes into account a €33m early adjustment for the new mortality tables

4Q05	3Q06	4Q06	Δ% 4Q06 vs 4Q05	Δ% 4Q06 vs 3Q06
129	93	173	34.1	86.0

INTESA SANPAOLO
42
SANPAOLO IMI GROUP

(€ m) (€ m) (€ m) Provisions Conservative provisioning policy confirmed Yearly Analysis Net Adjustments to Loans Total Net Provisions(1) (€ m) Quarterly Analysis Total Net Provisions(1) +1.8% (1) Includes Net adjustments to loans, Net adjustments to other financial assets and Net provisions for risks and charges Write-backs on Loans Gross Adjustments to Loans Write-backs on Loans Gross Adjustments to Loans Net Adjustments to Loans FY05 FY06 FY05 FY06 492 501 634 691 +9.0% 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 128 135 96 137 126 142 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 152 140 134 164 161 232 (€ m) (€ m) (€ m) -13.9% (€ m) FY05 FY06 FY05 FY06 337 290 829 791 -4.6% 56 62 106 46 67 71 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 184 197 202 183 193 213 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 Specific Net Adjustments to Loans of €325m, equivalent to only 22 bps annual cost of risk Further Adjustments vs performing loans for €176m to take total Net Adjustments to Loans to €501m, equivalent to an annual cost of risk of 33 bps in line with the portfolio expected loss of 34 bps Stable quarterly Adjustments to Loans reflects provisioning level in line with portfolio expected loss

Asset Quality Risk management discipline underpins improvements in all key indicators Net Loan Adjust./Op. Margin(4) 13% 24% 27% 18% 19% 14% 12% Net Loan Adjust./Loans 0.29% 0.46% 0.59% 0.44% 0.43% 0.35% 0.33% Non Performing Loans/Loans 1.2% 1.1% 1.0% 1.0% 0.9% 0.8% 0.7% Non performing loans Coverage 66% 69% 73% 75% 75% 75% 77% (1) 2001 restated to include the incorporation of Cardine Banca in Sanpaolo IMI (2) IAS restated (3) The data has been restated for comparison purposes with 31/12/2005 excluding the figures of Banca Italo Albanese (consolidated line by line as from 30/06/2006), Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, fully consolidated as at 31/12/2006 (4) Total Operating Income less Operating Costs Ratios 2004 2001(1) 2002 2003 2005 2004 Restated(2) Pre-IAS 2006 Restated(3)

Asset Quality

Sound Asset Quality confirmed in Loans to Customers

(€ m)	FY2006 restated(1)								
	Gross exposure	Δ% FY06 vs FY05	Δ% 4Q06 vs 3Q06	Total adj.	Net exposure	Δ% FY06 vs FY05	Δ% 4Q06 vs 3Q06	Coverage %	Δ bps Cov. FY06 vs FY05
Total problem loans (2)	7,200	(1.4)	(0.7)	4,151	3,049	(8.5)	(2.7)	57.7	328
■ Non-performing loans	4,486	3.8	1.3	3,453	1,033	(4.4)	(1.1)	77.0	197
■ Problem and restruct. loans	1,778	4.5	(0.3)	530	1,248	6.8	1.1	29.8	(153)
■ Loans to countries at risk	36	44.0	(29.4)	18	18	5.9	(48.6)	50.0	1,800
■ 180 day past due loans	900	(28.2)	(8.8)	150	750	(29.6)	(8.5)	16.7	174
■ Non performing securities	0	-	-	0	0	-	-	n.m.	-
Performing loans	150,575	*10.0*	2.6	1,161	149,414	*10.0*	2.6	0.8	(1)
Performing debt securities held in portfolio	1,316	n.m.	(11.4)	0	1,316	n.m.	(11.4)	0	0
Total loans	**159,091**	**10.1**	**2.3**	**5,312**	**153,779**	**10.2**	**2.4**	**3.3**	**(14)**

- **Gross Total Problem Loans down -1.4% FY06 vs FY05 and -0.7% 4Q06 vs 3Q06**
- **Net Total Problem Loans down -8.5% FY06 vs FY05 and -2.7% 4Q06 vs 3Q06**
- **NPL ratio down to 0.7% vs 0.8% FY05**
- **Coverage level against Total Problem Loans +328 bps vs FY05**
- **Adjustments vs Performing loans up to €1,161m or ~2X the average cost of risk of the performing loan portfolio**

(1) *The data has been restated for comparison purposes with 31/12/2005 excluding the figures of Banca Italo Albanese (consolidated line by line as from 30/06/2006), Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, fully consolidated as at 31/12/2006*

(2) *Includes: Finanziamenti in sofferenza, incagliati e ristrutturati, verso paesi a rischio, scaduti/sconfinati da oltre 180 giorni and Titoli di debito in default*

INTESA SANPAOLO
45
SANPAOLO IMI GROUP

Operating Costs
Cost/Income down at 53.8 vs 56.8 in FY05

Yearly Analysis

Operating Costs


(€ m)
4,656
+5.2%
4,898
FY05
FY06

Personnel Costs


(€ m)
2,769
+6.4%
2,945
FY05
FY06

Other Administrative Costs


(€ m)
1,452
+6.9%
1,552
FY05
FY06

Net Adjust. to Tang. and Int. Assets


(€ m)
435
-7.8%
401
FY05
FY06

- Personnel Costs up 6.4% as a result of
  - an increase in average headcount (+1.3%) to strengthen the banking network
  - the renewal of the national labour contract and higher variable pay linked to excellent results
  - strengthening the new Eurizon Financial Group (+21.5%)
- Other Administrative Costs increase due to
  - marketing expenses related to significant commercial and institutional advertising campaigns (+8.6%)
  - property expenses related to the refurbishment of branches (+8.7%)
  - higher indirect personnel costs related to higher number of employees and investments on training (+13.2%)
- Lower depreciation charges as a result of the completion of write downs on significant software investments in Fideuram and the Parent bank

Quarterly Analysis

Operating Costs


(€ m)
1,123
1,305
1,139
1,174
1,158
1,427

Personnel Costs


(€ m)
682
754
693
705
724
823

Other Administrative Costs


(€ m)
336
422
362
371
342
477

Net Adjust. to Tang. and Int. Assets


(€ m)
105
129
84
98
92
127

- Apart from the seasonal impact in Q406 the increase (+13.7% vs 3Q06) in Personnel Costs is due to the full impact of headcount increase and variable payments
- Higher Other Administrative Costs in 4Q06 (+39.5% vs 3Q06) as a result of
  - higher marketing expenses (+195%)
  - expenses related to the planned IPO of Eurizon Financial Group
- 4Q06 seasonal rise in Net Adjustments to Assets (+38.0% vs 3Q06) but flat vs 4Q05

INTESA SANPAOLO
46
SANPAOLO IMI GROUP

Banking Activity
Excellent operating trends across all key Banking divisions

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	3,538	3,899	10.2
Net commissions	2,543	2,570	1.1
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	23	59	n.m.
Dividends and income from other financial assets and liabilities	419	499	19.1
Profits (losses) on equity shareholdings	56	41	(26.8)
Income from insurance business	0	0	-
Total operating income	**6,579**	**7,068**	**7.4**
Net adjustments to loans	(520)	(518)	(0.4)
Net adjustments to other financial assets	0	(5)	n.m.
Net operating income	**6,059**	**6,545**	**8.0**
Personnel costs	(2,148)	(2,262)	5.3
Other administrative costs	(1,423)	(1,470)	3.3
Net adjustments to tangible and intangible assets	(31)	(25)	(19.4)
Operating costs	**(3,602)**	**(3,757)**	**4.3**
Other net income (expenses)	42	30	(28.6)
Impairment of goodwill	(1)	0	n.m.
Profits (losses) from disposals of investments	1	0	n.m.
Net provisions for risks and charges	(83)	(54)	(34.9)
Pre-tax operating profit	**2,416**	**2,764**	**14.4**
Taxes for the period	(823)	(1,114)	35.4
Profits (losses) on discontinued operations after taxes	0	0	-
Integration charges net of tax	0	0	-
Profit attributable to minority interests	(2)	(3)	50.0
Net profit	**1,591**	**1,647**	**3.5**

	FY05	FY06
Cost / Income ratio (%)	54.7	53.2
RORAC (%)	23.0	21.3

- The Banking Activity represents 78% of total Group Operating Income and 77% of Group Net Profit
- Net Profit growth of 3.5% understated by the sale of stake in Italenergia Bis in 2005 as well as a significantly lower tax rate (34.1% FY05 vs 40.3% FY06)
- Cost/Income ratio declined by 1.5 p.p. to 53.2%
- RORAC 21.3%

Note: Includes Retail & Private, Corporate, Wholesale and Other Banking Activities

INTESA SANPAOLO

47

SANPAOLO IMI GROUP

Banking Activity
Retail & Private

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	2,002	2,400	19.9
Net commissions	1,968	1,958	(0.5)
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	7	11	57.1
Dividends and income from other financial assets and liabilities	33	36	9.1
Profits (losses) on equity shareholdings	0	0	-
Income from insurance business	0	0	-
Total operating income	**4,010**	**4,405**	**9.9**
Net adjustments to loans	(190)	(186)	(2.1)
Net adjustments to other financial assets	0	0	-
Net operating income	**3,820**	**4,219**	**10.4**
Personnel costs	(1,417)	(1,472)	3.9
Other administrative costs	(1,118)	(1,164)	4.1
Net adjustments to tangible and intangible assets	(7)	(5)	(28.6)
Operating costs	**(2,542)**	**(2,641)**	**3.9**
Other net income (expenses)	15	(1)	n.m.
Impairment of goodwill	0	0	-
Profits (losses) from disposals of investments	0	0	-
Net provisions for risks and charges	(19)	(21)	10.5
Pre-tax operating profit	**1,274**	**1,556**	**22.1**
Taxes for the period	(557)	(675)	21.2
Profits (losses) on discontinued operations after taxes	0	0	-
Integration charges net of tax	0	0	-
Profit attributable to minority interests	(1)	(1)	-
Net profit	**716**	**880**	**22.9**

	FY05	FY06
Cost / Income ratio (%)	63.4	60.0
RORAC (%)	36.7	43.2

- Impressive growth in key operational aggregates
  - 138,000 net new customers
  - Net Loans to Customer +13.5%
  - Customer Financial Assets +4.4%
- Excellent growth (+19.9% vs FY05) in Net Interest Income
- Operating Costs rose +3.9% due to the renewal of the national labour contract and to investments made to strengthen the commercial network
- Cost/Income ratio declined by 3.4 p.p. to 60.0%
- Net Profit increased by 22.9% and RORAC to 43.2%

Note: Includes Retail & Private division of Commercial Banks, Neos Banca and Farbanca

INTESA SANPAOLO
48
SANPAOLO IMI GROUP

Banking Activity
Corporate

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	958	1,026	7.1
Net commissions	257	278	8.2
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	0	0	-
Dividends and income from other financial assets and liabilities	80	108	35.0
Profits (losses) on equity shareholdings	0	0	-
Income from insurance business	0	0	-
Total operating income	**1,295**	**1,412**	**9.0**
Net adjustments to loans	(254)	(280)	10.2
Net adjustments to other financial assets	0	0	-
Net operating income	**1,041**	**1,132**	**8.7**
Personnel costs	(273)	(276)	1.1
Other administrative costs	(284)	(298)	4.9
Net adjustments to tangible and intangible assets	(1)	(1)	-
Operating costs	**(558)**	**(575)**	**3.0**
Other net income (expenses)	13	18	38.5
Impairment of goodwill	0	0	-
Profits (losses) from disposals of investments	0	0	-
Net provisions for risks and charges	(51)	(37)	(27.5)
Pre-tax operating profit	**445**	**538**	**20.9**
Taxes for the period	(196)	(233)	18.9
Profits (losses) on discontinued operations after taxes	0	0	-
Integration charges net of tax	0	0	-
Profit attributable to minority interests	0	0	-
Net profit	**249**	**305**	**22.5**

Cost / Income ratio (%)	43.1	40.7
RORAC (%)	9.4	10.0

- Strong operational performance
  - growing and healthy customer base (400 net new customers)
  - net Loans to Customers +9.7%
  - corporate derivative customer base ~+36.0% >6,000
  - share of wallet: +6 basis points
- Total Operating Income up 9.0%, with a strong contribution from all the income lines
- Personnel Costs increased by only 1.1% and Operating Costs +3.0% despite significant investments
- Cost/Income ratio declined by 2.4 p.p. to 40.7%
- Net Profit increased by 22.5% and RORAC to 10.0%

Note: Includes Corporate division of Commercial Banks and Sanpaolo Leasint

INTESA SANPAOLO

49

SANPAOLO IMI GROUP

Banking Activity
Wholesale

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	419	412	(1.7)
Net commissions	215	194	(9.8)
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	24	48	100.0
Dividends and income from other financial assets and liabilities	173	296	71.1
Profits (losses) on equity shareholdings	3	20	n.m.
Income from insurance business	0	0	-
Total operating income	**834**	**970**	**16.3**
Net adjustments to loans	(75)	(50)	(33.3)
Net adjustments to other financial assets	0	(5)	n.m.
Net operating income	**759**	**915**	**20.6**
Personnel costs	(175)	(204)	16.6
Other administrative costs	(131)	(148)	13.0
Net adjustments to tangible and intangible assets	(19)	(17)	(10.5)
Operating costs	**(325)**	**(369)**	**13.5**
Other net income (expenses)	7	9	28.6
Impairment of goodwill	0	0	-
Profits (losses) from disposals of investments	1	0	(100.0)
Net provisions for risks and charges	(3)	(2)	(33.3)
Pre-tax operating profit	**439**	**553**	**26.0**
Taxes for the period	(54)	(190)	n.m.
Profits (losses) on discontinued operations after taxes	0	0	-
Integration charges net of tax	0	0	-
Profit attributable to minority interests	(1)	(2)	100.0
Net profit	**384**	**361**	**(6.0)**

	FY05 Restated	FY06
Cost / Income ratio (%)	**39.0**	**38.0**
RORAC (%)	**20.8**	**15.9**

- Good growth in Total Operating Income (+16.3 vs FY05)
  - Corporate and Investment Banking €493m (+15.7%)
  - International Activities €276m (+22.7%)
  - Public Finance €201m (+9.8%)
- Cost/Income ratio declined to 38.0% thanks to revenues outpacing Operating Cost growth
- Net Profit decreased by 6% due to a significantly higher and normalised tax rate (34.4% vs 12.3%)
- RORAC 15.9%

Note: Includes Corporate and Investment Banking, International Activities and Public Finance

INTESA SANPAOLO
50
SANPAOLO IMI GROUP

Eurizon Financial Group

A transitional year to create a new market leader

(€ m)	FY05 Restated	FY06	Δ%
Net interest income	49	85	73.5
Net commissions	782	841	7.5
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	4	6	50.0
Dividends and income from other financial assets and liabilities	18	2	(88.9)
Profits (losses) on equity shareholdings	0	1	n.m.
Income from insurance business	418	449	7.4
Total operating income	**1,271**	**1,384**	**8.9**
Net adjustments to loans	1	2	100.0
Net adjustments to other financial assets	0	(7)	n.m.
Net operating income	**1,272**	**1,379**	**8.4**
Personnel costs	(209)	(254)	21.5
Other administrative costs	(249)	(291)	16.9
Net adjustments to tangible and intangible assets	(34)	(29)	(14.7)
Operating costs	**(492)**	**(574)**	**16.7**
Other net income (expenses)	22	1	(95.5)
Impairment of goodwill	(1)	0	n.m.
Profits (losses) from disposals of investments	0	0	-
Net provisions for risks and charges	(91)	(64)	(29.7)
Pre-tax operating profit	**710**	**742**	**4.5**
Taxes for the period	(162)	(152)	(6.2)
Profits (losses) on discontinued operations after taxes	(36)	(28)	(22.2)
Integration charges net of tax	0	0	-
Profit attributable to minority interests	(55)	(53)	(3.6)
Net profit	**457**	**509**	**11.4**
Cost / Income ratio (%)	**38.7**	**41.5**	
RORAC (%)	**34.3**	**33.6**	

- Growth in Net Interest Income and Income from insurance business thanks to a revision of the investment policies
- Increase in Net Commissions due to the increase in assets and the improvement in product mix
- Operating Costs up due to the expenses linked to the IPO process and the OPA on the Minorities of Banca Fideuram, as well as integration charges for Eurizon Capital and strengthening of the operating structure
- Net Profit up +11.4%
- RORAC 33.6%

Note: Includes EurizonVita, Eurizon Capital and Banca Fideuram

INTESA SANPAOLO

51

SANPAOLO IMI GROUP

13.6% 60.9% 52% 17.6% 53.8% 17.2% ROE Cost/Income 56.8% Conclusions BP = 2006-2008 Business Plan Excellent operational trends continue to drive results ahead of expectations in former Business Plan forecasts 2006 2008 BP Target 2005(1) 8.0% 10.6% 7.0% 10.9% Total Operating Income 2.1% 0.8% 3.6% 5.2% Operating Costs 11.5% 17.4% 32.2% 21.5% Pre-tax Operating Profits D% FY06 vs FY05(1) BP Target 2005(1)-2008 CAGR D% FY06A(2) vs FY05E(3) BP Target 2005E(3)–2008 CAGR (1) Stated in the annual report (2) Adjusted for main non-recurring items as shown on slide 30 (3) Estimated and adjusted as presented to the market for the 2006-2008 Business Plan 2005E(3) 18%

Agenda 2006 FY Results of the Intesa Group 1 3 2 2006 FY Results of the Sanpaolo IMI Group 2006 FY pro-forma figures of the Intesa Sanpaolo Group

Intesa Sanpaolo pro-forma 2006 Main explanatory notes (1/3) As the merger of Sanpaolo IMI with and into Banca Intesa came into legal and accounting effect as of 1st January 2007, the two Groups’ financial statements for 2006 have been closed separately In order to provide a clearer picture of the balance sheet and statement of income figures as at 31st December 2006 of the Group resulting from the merger - Intesa Sanpaolo - pro-forma statements have been prepared, which include the merger and other events which may take place during 2007 as a direct consequence of the merger transaction, if reasonably estimable to date Pro-forma figures do not include the commitments made to the Italian Competition Authority “AGCM” in addition to the transaction with Crédit Agricole since terms and conditions of their execution haven’t yet been defined In consideration of the different purposes of pro-forma figures with respect to the figures of historical financial statements and the different calculation methods of the effects of acquisitions and disposals with reference to the balance sheet and the statement of income, pro-forma consolidated financial statements must be interpreted separately, without making any accounting connections between the two documents

Intesa Sanpaolo pro-forma 2006 Main explanatory notes (2/3) Pro-forma figures have been obtained combining the 2006 consolidated financial statements of Intesa Group and Sanpaolo IMI Group Pro-forma aggregated figures have been adjusted to take into account the transactions with Crédit Agricole, as if they had taken place as of 1st January 2006 sale of Cariparma, FriulAdria and 202 branches: the capital gain net of fiscal effect (€3.7bn) has been recorded in a specific caption under the Shareholders’ Equity (“Effect of disposal transaction”) and not recorded in the pro-forma consolidated Statement of Income, since it is a non-recurring event repurchase of the asset management activities formerly referred to as Nextra sold to Crédit Agricole in December 2005: the difference between the repurchase price and the Shareholders’ Equity of the activities repurchased has been preliminarily recorded in the caption “Merger and consolidation difference” net benefits deriving from the cash flows: the pro-forma consolidated Statement of Income includes the estimated net benefits deriving from the cash flows, considering a risk free rate of 4.17% The difference (€19.8bn) between the fair value of the new shares issued to support the exchange (€34.1bn(1)) and the Sanpaolo IMI Group Shareholders‘ Equity as at 31st December 2006 (€14.3bn) has been preliminarily recorded in the specific caption “Merger and consolidation difference” pending the completion of the valuation activities for the allocation of the cost to assets, liabilities and intangible assets of the Sanpaolo IMI Group and to goodwill according to IAS (1) Measuring the value of the new shares issued to support the exchange (no. 5,833,529,082) on the basis of the price of the Banca Intesa ordinary shares as at 29th December 2006 (5.85 euro)

Intesa Sanpaolo pro-forma 2006 Main explanatory notes (3/3) Preliminarily estimates of the fair value (accounting standards permit the precise cost allocation to be registered within twelve months from the acquisition date) led to revaluation of loans ~€0.9bn revaluation of real estate ~€1.0bn new intangible assets(1) ~€8.0bn Such revaluations and intangible assets with finite useful life will produce negative effects, gradually diminishing, on the next Statements of Income - in terms of interest adjustments and amortisations included under “Effects of purchase cost allocation (net of tax)” - estimated at ~€400m for the 2006 pro-forma, at lower than €300m already in 2009 and gradually expiring over the following 10-15 years Pro-forma capital ratios have been calculated on the assumption of a distribution of a 22 euro cents dividend to the Intesa Sanpaolo ordinary shares and a 23.1 euro cents dividend to the Intesa Sanpaolo saving shares, a dividend per share equal to that distributed for 2005 by Banca Intesa, pending the proposal for Net Income allocation, which will be formulated by the Management Board and the Supervisory Board on 14th April 2007 and submitted for approval at the Shareholders’ Meeting Goodwill of ~€13bn (net of ~3bn of estimated fiscal effects) (1) With finite or indefinite useful life

2006 aggregated Net Income Net Income of the two Groups excluding non-recurring integration charges recorded in 2006 and merger effects 2006 pro-forma Net Income Net Income of the two Groups maintaining non-recurring integration charges recorded in 2006 and including merger effects (Effect of purchase cost allocation net of tax) and the effects of the transactions with Crédit Agricole as if they had taken place as of 1st January 2006 2006 adjusted pro-forma Net Income Net Income of the two Groups excluding non-recurring integration charges recorded in 2006 and including merger effects (Effect of purchase cost allocation net of tax) and the effects of the transactions with Crédit Agricole as if they had taken place as of 1st January 2006 Intesa Sanpaolo 2006 aggregated results have to be read from three different perspectives 4,618 2006 aggregated Net Income 2006 adjusted pro-forma Net Income 2006 pro-forma Net Income 4,056 5,290 € m

Pro-forma FY06 (1) Including 2006 pro-forma Net Income (2) On the basis of a dividend of 22 euro cents to Intesa Sanpaolo ordinary shares and 23.1 euro cents to Intesa Sanpaolo saving shares, the same of 2005 Banca Intesa dividends Total Assets 576,784 Loans to Customers 327,410 Customer Deposits 343,899 Shareholders’ Equity (1) 55,971 Operating Income 18,405 Adjusted pro-forma Net Income 4,618 (Pro-forma Net Income excluding non-recurring integration charges) Core Tier1 Ratio (2) 8.0% Tier1 Ratio (2) 8.8% Total Ratio (2) 11.9% RWA 352,101 (€ m) €5.3bn Intesa +Sanpaolo IMI FY06 excluding non-recurring integration charges recorded in 2006

FY06 Intesa Sanpaolo pro-forma P&L

(€ m)	Intesa Group	Sanpaolo IMI Group	Transactions with Crédit Agricole	Eliminations	Merger adjustments	Intesa Sanpaolo Group pro-forma
Net interest income	5,778	4,064	(671)	(44)		9,127
Dividends and P/L on investments carried at equity	188	104	(20)			272
Net fee and commission income	3,569	3,459	(454)			6,574
Profits (Losses) on trading	959	892	(35)	44		1,860
Income from insurance business		469				469
Other operating income (expenses)	42	53	8			103
Operating income	10,536	9,041	(1,172)			18,405
Personnel expenses	(3,138)	(2,885)	393			(5,630)
Other administrative expenses	(1,780)	(1,552)	176			(3,156)
Adjustments to property, equipment and intangible assets	(512)	(401)	26			(887)
Operating costs	(5,430)	(4,838)	595			(9,673)
Operating margin	5,106	4,203	(577)			8,732
Net provisions for risks and charges	(181)	(163)	10			(334)
Net adjustments to loans	(863)	(491)	87			(1,267)
Net impairment losses on other assets	(1)	(12)	2			(11)
Profits (Losses) on HTM and on other investments	114	52	(2)			164
Income before tax from continuing operations	4,175	3,589	(480)			7,284
Taxes on income from continuing operations	(1,347)	(1,066)	194			(2,219)
Merger and restructuring related charges (net of tax)	(242)	(341)	21			(562)
Effect of purchase cost allocation (net of tax)					(400)	(400)
Income (Loss) after tax from discontinued operations	83	20				103
Minority interests	(110)	(54)	14			(150)
Net income	2,559	2,148	(251)		(400)	4,056
Net Income Adjusted (excluding Integration Costs)	2,801	2,489				4,618

5,290

INTESA SANPAOLO

59

Intesa Sanpaolo pro-forma Balance Sheet as at 31.12.06

(€ m)	Intesa Group	Sanpaolo IMI Group	Transactions with Crédit Agricole	Eliminations	Merger adjustments	Intesa Sanpaolo Group pro-forma
Financial assets held for trading	46,328	44,608	(292)	(3,128)	(2)	87,514
Financial assets available for sale	5,518	35,829	(50)	(109)		41,188
Investments held to maturity	2,823	2,872	1			5,696
Due from banks	30,363	30,058	4,650	(2,515)		62,556
Loans to customers	190,830	157,800	(21,218)	(2)		327,410
Investments in associates and companies subject to joint control	2,183	893	(213)			2,863
Property, equipment and intangible assets	4,309	5,256	(322)			9,243
Tax assets	2,502	2,690	(153)			5,039
Non-current assets held for sale and discontinued operations	69	176	(1)			244
Other assets	6,856	8,369	(664)	(72)	(42)	14,447
Meger and consolidation difference			754		19,830	20,584
Total Assets	**291,781**	**288,551**	**(17,508)**	**(5,826)**	**19,786**	**576,784**

Due to banks	39,954	38,913	419	(2,599)		76,687
Direct customer deposits	202,762	161,407	(20,209)	(61)		343,899
Financial liabilities held for trading	15,648	35,821	(72)	(3,066)		48,331
Tax liabilities	1,474	969	113			2,556
Liabilities associated with non-current assets held for sale and discontinued operations	63	165				228
Other liabilities	9,589	10,871	(859)	(72)		19,529
Technical reserves		22,540				22,540
Allowances for specific purpose	3,273	3,274	(489)			6,058
Share capital	3,613	5,400			(2,367)	6,646
Reserves	10,785	5,195	246	(28)	(4,797)	11,401
Merger reserves					28,945	28,945
Valuation reserves	1,209	1,595	(1)		(1,595)	1,208
Minority interests	852	253	(120)			985
Effect of disposal transaction			3,715			3,715
Net income	2,559	2,148	(251)		(400)	4,056
Total Liabilities and Shareholders' Equity	**291,781**	**288,551**	**(17,508)**	**(5,826)**	**19,786**	**576,784**

INTESA SANPAOLO

60

Conclusions The positive 2006 results of the Intesa Group and the Sanpaolo IMI Group represent a solid starting base for Intesa Sanpaolo The merger effects do not change the target of Intesa Sanpaolo’s 2009 Net Income at €7bn set out in the Plan for the Merger The 2007-2009 Business Plan will be submitted for the approval of the Management Board and the Supervisory Board on 14th April 2007 and subsequently presented to the financial community

Appendix 2 1 Intesa Group Sanpaolo IMI Group

Quarterly P&L Analysis

(€ m)	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
	Restated							
Net interest income	1,295	1,333	1,349	1,333	1,360	1,413	1,435	1,570
Dividends and P/L on investments carried at equity	53	62	47	50	29	63	31	65
Net fee and commission income	883	881	818	848	950	895	863	861
Profits (Losses) on trading	183	153	170	114	356	175	202	226
Other operating income (expenses)	(8)	15	3	23	12	10	3	17
Operating income	**2,406**	**2,444**	**2,387**	**2,368**	**2,707**	**2,556**	**2,534**	**2,739**
Personnel expenses	(742)	(745)	(753)	(823)	(771)	(779)	(766)	(822)
Other administrative expenses	(389)	(441)	(409)	(466)	(416)	(441)	(425)	(498)
Adjustments to property, equipment and intangible assets	(106)	(114)	(117)	(151)	(113)	(121)	(128)	(150)
Operating costs	**(1,237)**	**(1,300)**	**(1,279)**	**(1,440)**	**(1,300)**	**(1,341)**	**(1,319)**	**(1,470)**
Operating margin	**1,169**	**1,144**	**1,108**	**928**	**1,407**	**1,215**	**1,215**	**1,269**
Goodwill impairment	0	0	0	(6)	0	0	0	0
Net provisions for risks and charges	(44)	(112)[1]	(45)	(192)[1]	(38)	(18)	(17)	(108)
Net adjustments to loans	(189)	(123)	(165)	(263)	(207)	(165)	(173)	(318)
Net impairment losses on other assets	4	(8)	1	(18)	3	(4)	(4)	4
Profits (Losses) on HTM and on other investments	61	22	41	709[2]	0	50	1	63
Income before tax from continuing operations	**1,001**	**923**	**940**	**1,158**	**1,165**	**1,078**	**1,022**	**910**
Taxes on income from continuing operations	(348)	(306)	(318)	(45)	(404)	(346)	(319)	(278)
Integration costs after tax	0	0	0	0	0	0	0	(242)[3]
Income (Loss) after tax from discontinued operations	5	(1)	56	94[4]	19	22	23	19
Minority interests	(38)	(36)	(33)	(27)	(29)	(29)	(29)	(23)
Net income	**620**	**580**	**645**	**1,180**	**751**	**725**	**697**	**386**

Note: 2005 and 2006 figures restated to reflect 4Q06 consolidation area including line by line Banca Intesa Beograd, CR Fano, KMB Bank, UPI Banka and excluding line by line Nextra, IGC, Banco Wiese Sudameris and Tax-Collection companies

(1) *Including €115m in 2Q05 and €135m in 4Q05 of non-recurring provisions for risks and charges*

(2) *Including €682m capital gain from the Nextra transaction*

(3) *Non-recurring integration charges for the Intesa Sanpaolo merger (€362m pre-tax)*

(4) *Including €49m capital gain from the IGC sale transaction*

INTESA SANPAOLO

63

Banca Intesa

Net Fee and Commission Note: 2005 figures restated to reflect 2006 consolidation area (1) Including ~€160m in FY05 and ~€140m in FY06 from the placement of third-party structured bonds and ~€560m in FY05 and ~€610m in FY06 from the placement of mutual funds Net Fee and Commission Breakdown Commercial banking activities 1,413 1,442 2.1 of which - Credit / Debit cards 283 301 6.4 - Current accounts 694 695 0.1 Brokerage & AUM 1,651 1,720 4.2 of which - Dealing and Placement of Securities 880 960 9.1 - Insurance products 412 407 (1.2) - Portfolio management 173 178 2.9 Others 366 407 11.2 Total 3,430 3,569 4.1 FY05 Restated FY06 % (€ m) (1) (1) 11.4% 10.7% 48.2% 48.1% 40.4% 41.2% FY05 FY06 Commercial Banking Brokerage & AUM Others

Italian Subsidiary Banks Division
Positive Performance in All Banks

Operating Income

CARIPARMA & PIACENZA



(€ m)
720
+6.5%
767
FY05
FY06

Banca di Trento e Bolzano
Bank für Trient und Bozen



(€ m)
89
+2.2%
91
FY05
FY06

Banca Popolare FriulAdria



(€ m)
229
+10.9%
254
FY05
FY06

BIVERBANCA
CASSA DI RISPARMIO DI BIELLA E VERCELLI



(€ m)
132
+5.3%
139
FY05
FY06

Intesa CASSE DEL CENTRO



(€ m)
386
+11.1%
429
FY05
FY06

INTESA SANPAOLO
65
Banca Intesa

International Subsidiary Banks Division
Positive Performance in All Banks

(€ m)	CIB (Hungary)		PBZ (Croatia)		VUB (Slovakia)		Banca Intesa Beograd (Serbia)		KMB Bank (Russian Federation)		UPI Banka [1] (Bosnia and Herzegovina)	
	FY05	FY06	FY05	FY06	FY05	FY06	FY05	FY06	FY05	FY06	FY05	FY06
Operating Income	312	372	348	392	280	304	95	102	41	73	10	12
Operating Costs	(169)	(190)	(186)	(201)	(162)	(167)	(48)	(61)	(29)	(51)	(6)	(8)
Operating Margin	144	182	162	191	118	138	48	41	12	23	4	5
Net Provisions[2]	(45)	(50)	(28)	(29)	(14)	(9)	(29)	(23)	(9)	(10)	(2)	(4)
Pre-Tax Income[3]	99	134	137	163	111	130	19	20	3	13	2	-
Net Income	75	96	108	132	96	101	7	22	(1)	9	-	-

	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06
Customer Deposits	3,162	4,553	4,438	5,049	4,689	5,840	725	1,098	191	458	187	214
Loans to Customers	4,792	5,632	3,884	5,020	2,263	2,687	504	720	372	592	110	127
Total Assets	5,833	7,448	6,860	8,423	5,998	7,006	957	1,585	474	710	225	258

Figures may not add up exactly due to rounding differences – Balance Sheet figures: contribution to Intesa consolidated accounts
(1) Acquired in February 2006
(2) Including Net provisions for risks and charges, Net adjustments to loans and Net impairment losses on other assets
(3) Income before Tax from Continuing Operations

INTESA SANPAOLO
66
Banca Intesa

Appendix 2 1 Intesa Group Sanpaolo IMI Group

Quarterly analysis

(€ m)	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Net interest income	921	943	954	980	993	1,026	1,039	1,080
Net commissions	747	816	860	861	853	856	825	855
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	5	38	13	2	10	29	9	37
Dividends and income from other financial assets and liabilities	51	166	207	102	144	181	135	429
Profits (losses) on equity shareholdings	12	66	11	15	15	44	17	52
Income from insurance business	64	118	120	129	100	103	93	173
Total operating income	**1,800**	**2,147**	**2,165**	**2,089**	**2,115**	**2,239**	**2,118**	**2,626**
Net adjustments to loans	(87)	(142)	(128)	(135)	(96)	(137)	(126)	(142)
Net adjustments to other financial assets	(1)	(2)	(1)	3	0	0	(1)	(11)
Net operating income	**1,712**	**2,003**	**2,036**	**1,957**	**2,019**	**2,102**	**1,991**	**2,473**
Personnel costs	(680)	(653)	(682)	(754)	(693)	(705)	(724)	(823)
Other administrative costs	(341)	(353)	(336)	(422)	(362)	(371)	(342)	(477)
Net adjustments to tangible and intangible assets	(98)	(103)	(105)	(129)	(84)	(98)	(92)	(127)
Operating costs	**(1,119)**	**(1,109)**	**(1,123)**	**(1,305)**	**(1,139)**	**(1,174)**	**(1,158)**	**(1,427)**
Other net income (expenses)	10	32	7	25	11	15	8	19
Impairment of goodwill	0	0	(1)	(46)	0	0	0	0
Profits (losses) from disposals of investments	0	13	0	3	0	0	1	27
Net provisions for risks and charges	(35)	(75)	(23)	(8)	(38)	(27)	(34)	(79)
Pre-tax operating profit	**568**	**864**	**896**	**626**	**853**	**916**	**808**	**1,013**
Taxes for the period	(227)	(280)	(280)	(132)	(321)	(318)	(301)	(127)
Profits (losses) on discontinued operations after taxes	6	(10)	20	(11)	6	38	5	(29)
Integration charges net of tax	0	0	0	0	0	0	0	(341)
Profit attributable to minority interests	(14)	(13)	(21)	(9)	(19)	(15)	(14)	(6)
Net profit	**333**	**561**	**615**	**474**	**519**	**621**	**498**	**510**

€429m includes €228m for the disposal of stakes in Ixis

INTESA SANPAOLO

68

SANPAOLO IMI GROUP

Disclaimer “It is hereby declared that pursuant to par. 2 art. 154-bis of Legislative Decree 58/98 the accounting reporting contained in this communication corresponds to the records, books and accounts of the Company”. The Manager in charge of preparing the Company’s financial reports. B. Picca * * * Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. This presentation contains certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events. The Intesa Sanpaolo Group’s ability to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements: the Group’s ability to successfully integrate the employees, products, services and systems of the merger of Intesa S.p.A. and Sanpaolo IMI S.p.A. as well as other recent mergers and acquisitions; the impact of regulatory decisions and changes in the regulatory environment; the impact of political and economic developments in Italy and other countries in which the Group operates; the impact of fluctuations in currency exchange and interest rates; and the Group’s ability to achieve the expected return on the investments and capital expenditures it has made it Italy and in foreign countries. The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results